# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AXALTA COATING SYSTEMS, LTD., CIK 0001616862
CUSIP: G0750C108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1050 Constituion Avenue, Philadelphia, Pennsylvania (PA), 19112
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001040188

## Reporting persons
- Victory Capital Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 11,134,334; shared voting power 0; sole dispositive power 11,321,994; shared dispositive power 0; aggregate amount beneficially owned 11,321,994 (5.19% of the class)

## Item 1. Issuer
Name of issuer: AXALTA COATING SYSTEMS, LTD.
Address of issuer's principal executive offices: 50 Applied Bank Blvd Suite 300, Glen Mills, Pa 19342

## Item 2. Person Filing
Name of person filing: Victory Capital Management, Inc.
Address of principal business office or, if none, residence:
15935 La Cantera Pkwy
San Antonio, TX 78256
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11,321,994
Percent of class: 5.19
Sole power to vote or to direct the vote: 11,134,334
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,321,994
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Victory Capital Management, Inc. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Victory Capital Management, Inc.: Barry Garrett, Chief Compliance Officer (01/28/2025)